Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province s People’s Republic of China s Phone: +86-057-1875555801

February 8, 2019

VIA EDGAR

PJ Hamidi

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmmi, Inc.

Registration Statement on Form F-1

File No. 333-228677

Dear Mr. Hamidi:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Farmmi, Inc. hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on February 12, 2019, at 11:00 AM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Yefang Zhang

Yefang Zhang